CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$ 12,174
Prepaid assets	925
Capitalized contract costs	36,750
Total assets	$ 49,849

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 29,479
Deferred revenue	6,750
Total liabilities	36,229
Member's equity	13,620
Total liabilities and member's equity	$ 49,849